UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
WINDTREE THERAPEUTICS INC
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
97382D402
(CUSIP Number)
October 9, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed

	[_]  Rule 13d-1(b)

	[x]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


SCHEDULE 13G
CUSIP No. 97382D402

1
Names of Reporting Persons

Krishna Duvvuri
2
Check the appropriate box if a member of a Group (see instructions)

(a)
(b)
3
Sec Use Only


4
Citizenship or Place of Organization

U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  326,900

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  326,900

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

326,900
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

6.35%
12
Type of Reporting Person (See Instructions)

IN

Item 1.
(a)	Name of Issuer: WINDTREE THERAPEUTICS INC
(b)	Address of Issuers Principal Executive Offices:
2600 KELLY ROADSUITE 100WARRINGTON PA 18976
Item 2.
(a) Name of Person Filing: Krishna Duvvuri
(b) Address of Principal Business Office or,
if None, Residence:
757 High Woods Dr., Franklin Lakes NJ, 07417
(c) Citizenship:	U.S.A.
(d) Title and Class of Securities: Common
(e) CUSIP No.:	97382D402
Item 3. 	If this statement is filed pursuant to240.13d-1(b)
 or 240.13d-2(b) or (c), check whether the person filing is a
(a)	[_]	Broker or dealer registered under Section 15 of the Act
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act
(c)	[_]	Insurance company as defined
in Section 3(a)(19) of the Act
(d)	[_]	Investment company registered
under Section 8 of the Investment Company Act of 1940
(e)	[_]	An investment adviser in
accordance with Rule 13d-1(b)(1)(ii)(E)
(f)	[_]	An employee benefit plan or endowment fund
 in accordance with Rule 13d-1(b)(1)(ii)(F)
(g)	[_]	A parent holding company or control person
 in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	[_]	A savings associations as defined in Section
 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	[_]	A church plan that is excluded from the definition
 of an investment company under section 3(c)(14) of the Investment
 Company Act of 1940
(j)	[_]	A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J)
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
 If filing as a non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 326,900
 (b)	Percent of Class:  6.35%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 326,900
	(ii)	Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 326,900
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
 than five percent of the class of securities, check the following [    ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Item 7.	Identification and classification of
the subsidiary which acquired the security
 being reported on by the parent holding company or control person.
Item 8.	Identification and classification of members of the group.
Item 9.	Notice of Dissolution of Group.
Item 10.	Certifications.

SIGNATURE
After reasonable inquiry and to the
best of my knowledge and belief, I certify that the
 information set forth in this statement is true, complete and correct. Dated:11/9/2023
/s/ Krishna Duvvuri
Krishna Duvvuri/Investor
The original statement shall be signed by each person on
 whose behalf the statement is filed
 or his authorized representative.  If the statement
 is signed on behalf of a person by his
 authorized representative (other than an executive
officer or general partner of this filing person)
 evidence of the representative's authority to sign
 on behalf of such person shall be filed with the
statement, provided, however, that a power of
attorney for this purpose which is already on file
 with
 the Commission may be incorporated by reference.
  The name and any title of each person who signs the
 statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact
 constitute Federal criminal violations (See 18 U.S.C. 1001).
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